UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

___________________________________

SCHEDULE 13D
(Rule 13d - 101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d - 1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d - 2(a)

Repsol YPF, S.A.

(Name of Issuer)

Ordinary shares, par value EUR 1.00 per share
American Depositary Shares, each representing the right to receive one Ordinary share

(Title of Class of Securities)

     76026T205

(CUSIP Number)

Asesoria Juridica
Caja de Ahorros y Pensiones de Barcelona
Avenida Diagonal 621-629
Barcelona, Spain 08028
011-34-93 409 21 21 phone
011-34-93 404 69 96 fax

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box. ☐

(continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 76026T205	13D	Page 2 of 10

1.	Name of Reporting Persons: Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) I.R.S. Identification No. of above person: Not Applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: The Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 158,367,451(1)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 158,367,452
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 158,367,452(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 12.97%
14.	Type of Reporting Person (See Instructions): CO(2)

(1)	Represents 158,367,452 shares held by Criteria CaixaCorp, S.A. (formerly Caixa Holding, S.A.U.), a 79.45% owned subsidiary of la Caixa. Article 27 of the Issuer's By-Laws expressly sets forth that the maximum number of votes that one sole shareholder or one sole group of companies may cast will be 10.00% of the total Issuer's voting share capital. Therefore, even though la Caixa beneficially owns 158,367,452 shares representing 12.97% of the Issuer's share capital, la Caixa can only cast votes in respect of 10.00% of the Issuer's share capital. It is expected that in July 2011, a Spanish law will come into effect removing the limitation of voting rights in all Spanish listed companies.

(2)	La Caixa is a savings bank formed under the laws of the Kingdom of Spain.

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     This Amendment No. 2 (this “Amendment”) further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2006 (the “First Amendment”) which amended and restated the Schedule 13D filed with the SEC on January 30, 2006 by and on behalf of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), a savings bank organized under the laws of the Kingdom of Spain, with respect to the Ordinary shares, par value EUR 1.00 per share (the “Ordinary Shares”), and American Depositary Shares, each representing the right to receive one Ordinary Share (the “American Depository Shares”), of Repsol YPF, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer”).

Item 1. Security and Issuer

     This filing relates to the Ordinary Shares and the American Depositary Shares of the Issuer. The principal executive offices of the Issuer are located at Paseo de la Castellana 278, 28046 Madrid, Spain.

Item 2. Identity and Background

     This Amendment is filed by la Caixa whose principal business address is Avenida Diagonal 621-629, 08028 Barcelona, Spain. La Caixa's principal business is banking and financial services.

     During the last five years, neither la Caixa nor, to the knowledge of la Caixa, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     La Caixa paid 3,863,143,940 Spanish Pesetas (i.e. EUR 23,217,962.69) from working capital for 839,500 Ordinary Shares of the Issuer acquired on May 8, 1996. Below is a chart reflecting subsequent acquisitions in the Issuer's securities. The acquisitions of the Issuer’s Ordinary Shares prior to 2000 were made by la Caixa with its working capital and then by Criteria CaixaCorp, S.A. (formerly Caixa Holding, S.A.U.) (“Criteria”), a 79.45% owned subsidiary of la Caixa, with its working capital except for the acquisitions made by Repinves S.A. (“Repinves”) (noted below), which were paid for with the working capital of Repinves. See “Item 4. Purpose of Transaction.”

Date of Transaction	Number of Ordinary	Price Paid/(Received)	Cumulative Percentage
	Shares Acquired/(Sold)	(EUR 1,000)	of Ownership (%)

January 22, 1997	1,490,000	53,196.4	6.27

January 27, 1997	448,100	15,791.6	7.01

November 10, 1997	43,520	1,576.6	8.00

April 17, 1998	9,000,000	145,537.7	9.40

January 8, 2001	150,000	2,715.7	10.01

March 29, 2001	460,275	9,124.4	11.03

May 11, 2001	294,700	6,169.5	12.01

CUSIP No. 76026T205	13D	Page 4 of 10

May 4, 2006*(1)			14.12

2007(2)	2,073,624	53,363.0	14.29

2008(2)	149,700	3,232.6	14.30

2010(2)	128,157	10,175.6	14.31

2011(2)	3,463,033	71,606.0	14.59

January 24, 2011*	(61,315,415)	(1,383,276)	9.57

January 24, 2011	41,446,431	935,031	12.97

*	Denotes acquisitions/(sales) made through Repinves, an entity established for the purpose of holding an interest in the Issuer.

(1)	On May 6, 2004, as a result of the (i) transfer of 13,000,000 Ordinary Shares of the Issuer by Criteria to Repinves in exchange for 4,319,542 newly issued shares in Repinves and (ii) the separation of a large shareholder from Repinves, Criteria acquired control over Repinves which held a 5.02% interest in the share capital of the Issuer. Prior to May 6, 2004, Criteria owned a 39.24% interest in Repinves and subsequent to this date, it owned a 67.5955% interest. The First Amendment was filed with the SEC, in part, as a result of these transactions. See “Item 4. Purpose of Transaction.”

(2)	Represents the net result of the Ordinary Shares acquired and sold throughout the designated year. None of the transactions during the designated year increased or decreased la Caixa’s beneficial ownership in the securities of the Issuer in an amount equal to one or more percent.

Item 4. Purpose of Transaction

     For purposes of this Item 4, the term “Relevant Date” shall mean each of May 8, 1996, January 22, 1997, January 27, 1997, November 10, 1997, April 17, 1998, January 8, 2001, March 29, 2001, May 11, 2001, May 6, 2004 and January 24, 2011, and the term “Relevant Dates” shall refer collectively to the dates listed above.

     La Caixa, through Criteria, owns Ordinary Shares of the Issuer for investment purposes. All information reported in this Amendment is accurate as of each Relevant Date and as of the date hereof, unless otherwise indicated. At various points during the period beginning May 8, 1996, information regarding Criteria's ownership position in the shares of the Issuer was disclosed in the annual reports of the Issuer filed on Form 20-F, in the annual reports of la Caixa or in other filings of la Caixa with la Comision Nacional del Mercado de Valores (CNMV).

Recent Developments

     On January 18, 2011, pursuant to the rights granted to Criteria and Caixa d’Estalvis de Catalunya, Tarragona i Manresa (formerly Caixa de Catalunya), a savings bank formed under the laws of the Kingdom of Spain (“CatalunyaCaixa”), under a Shareholder Agreement dated March 31, 2004 between Criteria and CatalunyaCaixa (the “Shareholder Agreement”), the parties agreed to have Repinves, an entity established for the purpose of holding an interest in the Issuer, sell its 5.02% interest in the share capital of the Issuer. Criteria and CatalunyaCaixa are the sole shareholders of Repinves, with Criteria holding a 67.5955% interest and CatalunyaCaixa holding the remaining 32.4045% interest.

CUSIP No. 76026T205	13D	Page 5 of 10

     On January 19, 2011, Repinves sold its entire interest of 61,315,415 Ordinary Shares in the Issuer (representing 5.02% of the Issuer’s share capital) to a financial intermediary (the “Sale Transaction”). Criteria then purchased 41,446,431 Ordinary Shares of the Issuer (representing 67.5955% of the Ordinary Shares sold by Repinves) from the financial intermediary for EUR 22.56 per Ordinary Share (the “Repurchase Transaction” and, together with the Sale Transaction, the “Transaction”). The Transaction was completed on January 24, 2011. Concurrently with the completion of the Transaction, Repinves distributed the proceeds of the Sale Transaction in the form of a dividend to both Criteria and CatalunyaCaixa according to their respective pro rata ownership positions in Repinves.

     The net result of this sale is that Criteria now owns directly an additional 3.39% of the Issuer’s outstanding share capital, increasing its interest to 158,367,452 Ordinary Shares of the Issuer, or 12.97% of the Issuer’s share capital. As a result of these transactions, Repinves ceased to own any Ordinary Shares of the Issuer, resulting in the immediate termination of the Shareholder Agreement.

     As of the date hereof, Criteria maintained two directors out of sixteen on the Board of Directors of the Issuer.

Historical Transactions

     On May 8, 1996, la Caixa acquired 839,500 Ordinary Shares of the Issuer (representing 0.28% of the Issuer's share capital as of that date) for investment purposes, resulting in la Caixa’s interest in the share capital of the Issuer increasing to 5.01%. On July 23, 1996, la Caixa appointed two of the fifteen members of the Issuer's Board of Directors.

     As of May 8, 1996, la Caixa intended to increase its interest in the share capital of the Issuer from 5.10% to a maximum of 10.00%. In this regard, on January 22, 1997, on January 27, 1997, on November 10, 1997 and on April 17, 1998, la Caixa’s interest in the share capital of the Issuer was 6.27%, 7.01%, 8.00% and 9.40%, respectively. At this time, la Caixa maintained two directors out of fifteen (on January 22, 1997 and January 27, 1997) and two directors out of sixteen (on November 10, 1997 and April 17, 1998) on the Board of Directors of the Issuer.

     In 2000, pursuant to Spanish administrative regulations (which are no longer in force as of the date hereof), the acquisition of more than 10.00% of the Issuer's share capital was subject to a formal authorisation of the Spanish Economy Ministry. Pursuant to this regulation, following la Caixa's formal request, on December 28, 2000, the Spanish Economy Ministry resolved to expressly authorise the acquisition by Criteria of a number of Ordinary Shares of the Issuer that would allow Criteria to increase its interest in the share capital of the Issuer beyond 10.00% subject to a maximum of 15.00%.

     On January 8, 2001, Criteria acquired 150,000 Ordinary Shares representing 0.012% of the Issuer's share capital, increasing its interest in the share capital of the Issuer to 10.01%. At this time, Criteria maintained two directors out of fifteen on the Board of Directors of the Issuer. The purpose of such acquisition was to progressively increase the interest of Criteria in the share capital of the Issuer to 12.50%. In this regard, on March 29, 2001 and on May 11, 2001, Criteria’s interest in the share capital of the Issuer increased to 11.03% and 12.01%, respectively. Criteria, was at that time, a fully owned subsidiary of la Caixa that held 9.80% of the share capital of the Issuer, and through Repinves, which as of that time held a 5.94% interest in the share capital of the Issuer. At this time, Criteria maintained two directors out of fifteen (on January 8, 2001) and two directors out of thirteen (on March 29, 2001 and May 11, 2001) on the Board of Directors of the Issuer.

     Prior to May 6, 2004, Repinves was a Spanish company beneficially owned by Criteria (39.24%), CatalunyaCaixa (27.37%) and Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastian-Gipuzkoa (“Kutxa”) (33.39%). On May 6, 2004, Criteria transferred 13,000,000 Ordinary Shares of the Issuer to Repinves and acquired 4,319,542 newly issued shares in Repinves. Additionally, on May 6,

CUSIP No. 76026T205	13D	Page 6 of 10

2004, Kutxa exercised its legal right of separation as shareholder of Repinves and received 20,426,684 Ordinary Shares of the Issuer, representing 1.67% of its share capital as of May 6, 2004. As a consequence of those transactions, Criteria acquired control over Repinves and Repinves increased its interest in the share capital of the Issuer to 5.02%. Therefore, the (direct and indirect) interest of Criteria in the share capital of the Issuer on May 6, 2004 was 14.12% (9.10% through Criteria and 5.02% through Repinves). This notwithstanding, bearing in mind the interest of CatalunyaCaixa in Repinves, Criteria's economic interest in Repsol YPF, S.A. was, as of May 6, 2004, 12.5%. In addition, at this time Criteria maintained two directors out of fourteen on the Board of Directors of the Issuer.

     Except as set forth in this Amendment, as of the Relevant Dates and as of the date hereof, neither la Caixa nor Criteria had or have any plans or proposals that relate to the following: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered nation al securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     As of the date hereof, la Caixa through Criteria is the beneficial owner, and has sole power to dispose or direct the disposition, of 158,367,452 Ordinary Shares of the Issuer, which represents 12.97% of the Issuer’s outstanding share capital.

     This notwithstanding, since article 27 of the Issuer's By-Laws sets forth that the maximum number of votes that one sole shareholder or one sole group of companies may cast will be 10.00% of the total voting share capital, the effective voting power of la Caixa is limited to 10.00% of the Issuer's share capital. It is expected that in July 2011, a Spanish law will come into effect removing the limitation of voting rights in all Spanish listed companies.

     On January 18, 2011, pursuant to the rights granted to Criteria CaixaCorp, S.A. (formerly Caixa Holding, S.A.U.) (“Criteria”), a 79.45% owned subsidiary of la Caixa, Criteria and Caixa d’Estalvis de Catalunya, Tarragona i Manresa (formerly Caixa de Catalunya), a savings bank formed under the laws of the Kingdom of Spain (“CatalunyaCaixa”), under a Shareholder Agreement dated March 31, 2004 between Criteria and CatalunyaCaixa (the “Shareholder Agreement”), the parties agreed to have Repinves, an entity established for the purpose of holding an interest in the Issuer, sell its 5.02% interest in the share capital of the Issuer. Criteria and CatalunyaCaixa are the sole shareholders of Repinves, with Criteria holding a 67.5955% interest and CatalunyaCaixa holding the remaining 32.4045% interest.

     On January 19, 2011, Repinves sold its entire interest of 61,315,415 Ordinary Shares in the Issuer (representing 5.02% of the Issuer’s share capital) to a financial intermediary (the “Sale Transaction”). Criteria then purchased 41,446,431 Ordinary Shares of the Issuer (representing 67.5955% of the Ordinary Shares sold by Repinves) from the financial intermediary for EUR 22.56 per Ordinary Share (the “Repurchase Transaction” and, together with the Sale Transaction, the “Transaction”). The Transaction was completed on January 24, 2011. Concurrently with the completion of the Transaction, Repinves distributed the proceeds of the Sale Transaction in the form of a dividend to both Criteria and CatalunyaCaixa according to their respective pro rata ownership positions in Repinves.

CUSIP No. 76026T205	13D	Page 7 of 10

     The net result of this sale is that Criteria now owns directly an additional 3.39% of the Issuer’s outstanding share capital, increasing its interest to 158,367,452 Ordinary Shares of the Issuer, or 12.97% of the Issuer’s share capital. As a result of these transactions, Repinves ceased to own any Ordinary Shares of the Issuer, resulting in the immediate termination of the Shareholder Agreement.

     As of the date of this Amendment, la Caixa, through Criteria and Repinves, may have engaged in di minimus transactions in the Ordinary Shares during the 60 days prior to the date of this Amendment. Although la Caixa and Criteria do not have any immediate plans to dispose of or acquire any securities of the Issuer, la Caixa and Criteria are historic and long-term shareholders of the Issuer and they may decide to dispose of or acquire additional securities of the Issuer in the short-term (in any case, la Caixa and Criteria do not expect to hold more than a 15% interest in the share capital of the Issuer).

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by la Caixa through Criteria.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the contracts, arrangements, understandings or relationships (legal or otherwise) described in this Amendment and the matters contemplated above in Item 4, to the best knowledge of la Caixa and Criteria, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between la Caixa, Criteria and/or any person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

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Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

CUSIP No. 76026T205	13D	Page 9 of 10

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAJA DE AHORROS Y PENSIONES DE
BARCELONA

Date: January 27, 2011	By:	/s/ Tomás Muniesa Arantegui
Mr. Tomás Muniesa Arantegui
Executive Officer

CUSIP No. 76026T205	13D	Page 10 of 10

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
CAJA DE AHORROS Y PENSIONES DE BARCELONA (“LA CAIXA”)

     The directors and executive officers of la Caixa as of the date hereof are set forth below. The business address of each director or executive officer is that of la Caixa, which is Avda. Diagonal 621-629, 08028 Barcelona. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and Executive Officers of la Caixa:

Members of the Board of Directors

Isidro Faine Casas
Salvador Gabarró Serra
Jorge Mercader Miró
Javier Godó Muntañola
Victòria Barber Willems
Mª Teresa Bartolomé Gil
Mª Teresa Bassons Boncompte
Montserrat Cabra Martorell
Aina Calvo Sastre
Josep-Delfí Guàrdia Canela
Monika Habsburg Lothringen
Inmaculada Juan Franch
Juan José López Burniol
Montserrat López Ferreres
Mª Dolors Llobet Maria
Rosa Mª Mora Valls
Miquel Noguer Planas
Justo B. Novella Martínez
Leopoldo Rodés Castañé
Nuria Esther Villalba Fernández
Josep Francesc Zaragozà Alba

Executive Officers
Juan María Nin Génova
Tomás Muniesa Arantegui
Marcelino Armenter Vidal
Antonio Massanell Lavilla
Juan Antonio Alcaraz García